Exhibit G-9
EXELON CORPORATION
PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
Privileged and Confidential Prepared at the Request of Counsel
ANALYSIS OF THE ECONOMIC IMPACT OF A DIVESTITURE OF THE GAS OPERATIONS OF PECO ENERGY AND PUBLIC
SERVICE ELECTRIC AND GAS COMPANY
With PSE&G Gas Divestment Supplement
August, 2005

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Page
Figures, Tables and Appendices

Figure 1 Historic Natural Gas Prices (1991 – 2005)	5
Figure 2 StandAloneGasCo Organization Model	15

Table 1 Annual Shareholder Impact of Lost Economies	3
Table 2 Annual Gas Customer Revenue Requirement Impact of Lost Economies	7
Table 3 PECO Gas Business Overview ($M)	11
Table 4 PSEG Gas Business Overview ($M)	12
Table 5 Summary of StandAloneGasCo Impacts($M)	19
Table 6 Total Company and Gas Only Staffing Baseline	23
Table 7 Customers Accounts – Predecessor Companies vs. StandAloneGasCo	26
Table 8 StandAloneGasCo Staffing	30
Table 9 Incremental Labor Cost	31
Table 10 Corporate Incremental Costs	32
Table 11 IT Implementation Costs	40
Table 12 Customer Operations Incremental Non-labor Costs	41
Table 13 Gas Operations Incremental Non-labor Costs	45
Table 14 Incremental Transition Costs	48
Table 15 Electric Customer Impact — Labor	53
Table 16 Non-labor Incremental Electric Impact	55
Table 17 Lost Gas Synergy Opportunity Resulting from Exelon-PSEG Merger	56
Table 18 Annual Shareholder Impact of Lost Economies – PSEG Only	76
Table 19 Annual Customer Revenue Requirement Impact of Lost Economies	77
Table 20 Summary of PSEG Gas Only Impacts	78
Table 21 Total Company and Gas Only Staffing Baseline	80
Table 22 New Jersey GasCo Staffing	81
Table 23 Incremental Labor Costs	82
Table 24 Corporate Incremental Non-labor Costs	83
Table 25 IT Implementation Costs	84
Table 26 Customer Operations Incremental Non-Labor Costs	85
Table 27 Incremental Transition Costs	86
Table 28 Non-Labor Incremental Electric Impact Detail PSEG Only	88
Table 29 Lost PSEG Gas Synergy Opportunity Resulting from Merger	89
Table 30 PSEG Gas Balance Sheet (December 31, 2004)	91
Table 31 PSEG Gas Income Statement (2005 Estimated)	92
Table 32 New Jersey GasCo Balance Sheet (December 31, 2004)	93
Table 33 New Jersey GasCo Income Adjustments & Revenue Requirements (2005)	94

Appendix 1 PSEG Gas & PECO Gas Beginning Balance Sheets (December 31, 2004)	59
Appendix 2 PSEG Gas & PECO Gas Income Statements (2005 est.)	60
Appendix 3 PSEG & PECO Gas Utility Non- Fuel Baseline Spend O&M and Capital	61
Appendix 4 StandAloneGasCo Balance Sheet (December 31, 2004)	62

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iii

I. EXECUTIVE SUMMARY
This study was undertaken on behalf of Exelon Corporation (“Exelon”) and Public Service Enterprise Group Incorporated (“PSEG”) as required by the Public Utility Holding Company Act of 1935, as amended (“PUHCA”), to demonstrate the inefficiency of divesting the gas distribution businesses from the operating utilities at PECO Energy (“PECO”), a subsidiary of Exelon, and Public Service Electric and Gas Company (“PSE&G”), a subsidiary of PSEG. This study supports the application by Exelon and PSEG to the Securities and Exchange Commission under PUHCA, to merge and retain their gas distribution businesses.
The proposed merger of Exelon and PSEG would create a new integrated gas and electric utility, which includes the utilities of Commonwealth Edison Company (“ComEd”), PECO and PSE&G. However, PUHCA provides that registered holding companies must limit utility operations to a single integrated electric or gas utility unless Clauses A, B and C of PUHCA Section 11(b) are met. The objective of this analysis is to test PUHCA’s requirements against the combined utility operations of Exelon and PSEG to determine whether the continued operation of an integrated gas and electric business would meet these standards.
Specifically, this analysis focuses on Clause A, which states that the formation and existence of an integrated gas and electric utility cannot be permitted unless the Commission determines that 1) there is a substantial loss of economies as a result of the forced divestment of the gas portion of the integrated utility and 2) the prevention of the lost economies can only take place if the gas business is maintained as part of an integrated utility operation within the holding company.
Relevant stakeholders, for the purpose of this study, include Exelon and PSEG shareholders and existing customers of PECO’s and PSE&G’s electric and gas businesses.
Summary of Shareholder Impacts
As a result of this analysis, several key ratios indicate that the divestiture of the gas businesses of Exelon and PSEG would significantly disadvantage existing shareholders. The lost economies from this divestiture would exceed $217 million and would result from the foregone integration benefits currently enjoyed by Exelon and PSEG shareholders. Currently, consolidated corporate and shared services functions are organized to support the electric and gas businesses as well as the non-regulated businesses of Exelon and PSEG. This organizational model allows for these services to be provided and shared across a larger base of businesses. These benefits would be foregone by separating the gas businesses, resulting in significantly higher costs. Incremental costs would be incurred in customer and field operations as a result of the establishment of standalone infrastructure required to operate and maintain a gas-only utility. Many of these costs (e.g., call center and customer inquiry) are currently shared with the electric businesses. Finally, significant transition costs would be incurred to establish this entity that would otherwise not be required. Such costs would include investment banking, legal, and other financial advisory-related fees.
     Table 1 below summarizes the annual shareholder impact across several key ratios.1 As this table demonstrates, the lost economies represent over 18% of total operating revenues less purchased gas.
Table 1 Annual Shareholder Impact of Lost Economies

Total Lost Economies ($M)	$217.5
Incremental Operating Costs ($M)	$184.3
Incremental Depreciation Expense ($M)	$33.2
Total Lost Economies as a Percent of:
Total Operating Revenues Less Purchased Gas	18.5%
Total Gas Operating Revenues	5.7%
Total Gas Operating Revenues Deductions	6.3%
Gross Gas Income	66.1%
Net Gas Income	96.0%
The lost economies as a percentage of total operating revenues less purchased gas is deemed a more appropriate and compelling comparison to one comparing lost economies to total revenues since the later improperly mutes the economic impact of

[1]	Total Gas Operating Revenue is the sum of all estimated revenues for the 12 months ending December 31, 2005 for both PECO’s and PSE&G’s gas businesses. Total Operating Revenues Less Purchased Gas revenue is operating revenues excluding gas purchases. Total Gas Operating Revenue Deductions include all purchased gas, operations and maintenance expenses, administrative and general expenses, depreciation, and taxes other than income taxes. Gross Gas Income is the difference between Total Gas Operating Revenue and Total Gas Operating Revenue Deductions. Net Gas Income is Gross Gas Income minus income taxes (income taxes are calculated after interest).

the divestment. Purchased gas ($2.63 billion), which is essentially passed through to customers at incurred cost, is approximately two-thirds of total operating revenue ($3.8 billion). Since the deregulation of natural gas markets in the early 1990s, gas prices have increased from $1.50 per thousand cubic feet (“Mcf”) to $5.90 per Mcf in 2004.2 In last several years alone (1999 – 2004), gas prices have grown at a compound annual growth rate of 21% due to fundamental shifts in the gas commodity market. Figure 1 below, shows historic natural gas prices since 1991.

[2]	Henry Hub Gas Price-Annual Average of Daily Prices 1991-2004 (Bloomberg).

Figure 1 Historic Natural Gas Prices (1991 – 2005)
As a result of the increase in gas prices, purchased gas now accounts for the majority of an average customer’s bill. In 1991, gas commodity related charges accounted for only 50% of a PECO gas bill. In 2004 the cost of purchased gas was 72% of a PECO gas bill.3 PSE&G’s gas customers have also experienced similar increases as a percentage of their total monthly bill. By analyzing the lost economies as a percentage of revenues less purchased gas one gets a clearer sense of the magnitude of the economies lost that would result if required to divest the Companies gas operations.

[3]	This figure assumes 20 Mcf of monthly customer usage.

Summary of Customer Impacts
Customer impacts were evaluated by assuming that regulatory agencies would allow for the divested gas company to recover the lost economies associated with the separation of PECO’s and PSE&G’s gas utilities through a rate increase. The increased operating costs associated with the lost economies and the need for new capital investments by a hypothetical, integrated, stand-alone gas company following the divestiture of these businesses by the combined Exelon -PSEG would result in an approximate $248 million or 6.8% increase in customer rates. This impact is even more dramatic, approximately 23%, when it is measured against the non-purchased gas portion of the rates.

Table 2 Annual Gas Customer Revenue Requirement Impact of Lost Economies

Pre-Divestiture Regulated Revenue ($M)	$3,695
Post-Divestiture Regulated Revenue Requirement	$3,943
Pre-Divestiture Regulated Revenue Less Purchased Gas	$1,065
Post-Divestiture Regulated Revenue Less Purchased Gas	$1,313
Increase In Revenue Requirement	$248
- Incremental Regulated Operating Costs[4]	$177
- Incremental Depreciation	$33
- Incremental Income Tax	$15
- Incremental Return on Capital	$23

Percent Increase in Non-Fuel Rates	23.3%
Percent Increase in Total Rates	6.7%
Summary of Remaining Electric Customer Impacts
The required divestiture of PECO and PSEG’s gas utilities would not only have a negative impact on existing shareholders and gas customers, but it would also create economic losses for the remaining electric customers. These losses are estimated to be approximately $160 million in operating expenses and an increase in rate base of approximately $24 million. Because of the integrated nature of the current operations of PECO and PSE&G, many of the costs currently allocated to the gas businesses would be borne by the remaining electric customers if gas operations were divested.

[4]	Incremental Regulated Operating Costs exclude $7.3 million of increased costs associated with Customer Service for PSEG’s Appliance Service Business.

A large portion of the utility’s cost structure is fixed (e.g., staffing levels) and therefore the remaining electric businesses would need to absorb these additional costs. The $160 million of additional costs absorbed by the remaining electric businesses comprise approximately 2.0% of total electric revenue and 3.9% of total electric revenue less fuel.
Other Customer Impacts
Finally, if divestiture of the gas businesses is required, it would result in additional costs or foregone benefits not specifically related to rates. For example, the merger between Exelon and PSEG creates significant synergies through the elimination of overlap and duplication between the two companies. Gas customers would benefit from the allocated portion of these synergy savings if there was no divestiture. Management has estimated the combined net synergy savings for PECO and PSE&G gas to be $19 million in the fourth year (2009). This allocated share of savings would be foregone by requiring the divestment of the gas businesses.
Additionally, customers would suffer other economic and non-economic damages. For example, after the divestiture both gas and electric customers would be required to make separate billing payments and incur additional postage costs. These costs could be as a high as $8.5 million per year. The divestiture would require customers to transact with a new organization to establish new accounts, report trouble, or terminate and transfer existing service. The creation of the new organization would add additional burdens that otherwise would not exist.

Conclusion
If the Commission was to require the divestiture of PECO’s and PSE&G’s gas operations and the creation of StandAloneGasCo, such action would result in significant lost economies due to the elimination of labor and non-labor efficiencies currently realized under the current integrated models. The organizational structures of Exelon and PSEG and the highly integrated nature of core functional areas such as corporate support and customer service have benefited customers in Pennsylvania and New Jersey for several years. Based on the analysis contained in this filing, the creation of StandAloneGasCo would obviate these efficiencies and cause substantial economic hardship to electric and gas customers as well as the shareholders of all companies involved, while providing no indicated benefit to the public.

II. EXELON AND PSEG GAS OVERVIEW
The gas distribution businesses within Exelon and PSEG are very distinct in terms of their size, integration with the electric business, and operating business model. PECO’s gas distribution system currently serves approximately 460,000 customers over 1,900 square miles of service territory in the four-county region surrounding the metropolitan Philadelphia area. PECO’s gas and electric field operations are tightly integrated with shared service buildings and warehouses and use of common contractors. For example, PECO electric and gas customers are served by the same contractor under an outsourced meter reading agreement. Customer service is also integrated with one call center and billing platform serving both PECO electric and gas customers. Joint electric and gas customers receive one bill from PECO’s billing system. Corporate and administrative services are performed under a shared services model at both the utility and corporate level with a mixture of centralized and embedded resources. Because the Exelon family of businesses span multiple states (e.g. Illinois, Pennsylvania, New Jersey, Texas, Massachusetts) common corporate functions are both centralized (primarily in Chicago and Philadelphia) or are resident within the businesses to meet the specific needs of the applicable business. For example, some corporate functions are embedded within PECO (e.g., human resources) and support both the electric and gas business while others are centralized (e.g., communications) and provide general corporate support to the gas business.

The utility businesses within Exelon (PECO and Commonwealth Edison Company) have also adopted a shared services model to perform such services as financial accounting and budgeting across the two utilities. Costs are allocated to PECO’s gas business in accordance with the level of corporate resources absorbed by the business. This business model allows PECO gas customers to enjoy the benefits of scale efficiencies by performing those activities across a large base of businesses and in proportion to the level of services consumed. As described later in this analysis, many of these benefits would be foregone if the gas business was divested while the remaining electric customers would suffer from increased costs. Detailed baseline data is provided in Appendices 1, 2, and 3.
Table 3 PECO Gas Business Overview ($M)

12/31/04 Assets	$1,382
12/31/04 Liabilities	$694
12/31/04 Capitalization	$689
2005 Est. Revenue	$788
2005 Est. Employees[5]	563
PSE&G’s gas distribution system currently serves approximately 1.7 million customers across 2,600 square miles in a multi-county region. Many of the gas field operating functions are separate and distinct from the electric business and have

[5]	PECO gas total employees include dedicated gas employees and allocated corporate resources.

different bargaining unit contracts. Functions such as maintenance, logistics, transportation and supply are performed separately for the electric and gas business. The PSE&G gas business also has a significant appliance services segment that serves customers throughout its service territory with a staff of over 800 employees. As with PECO’s gas business, PSE&G gas customers share a call center and neighborhood service centers with electric customers and receive one integrated electric and gas bill. Corporate and administrative functions are more centralized compared to Exelon, with most corporate and administrative costs allocated to the gas business based on the level of services consumed. Detailed baseline data is provided in Appendices 1, 2, and 3.
Table 4 PSEG Gas Business Overview ($M)

12/31/04 Assets	$3,445
12/31/04 Liabilities	$1,504
12/31/04 Capitalization	$1,941
2005 Est. Revenue	$3,017
2005 Est. Employees[6]	3,106

[6]	PSE&G gas total employees include dedicated gas employees and allocated corporate resources.

III. GENERAL APPROACH AND ASSUMPTIONS
The objective of this analysis is to understand the economic impacts of divesting the gas businesses of PECO and PSE&G into a new, integrated stand-alone gas company (“StandAloneGasCo”). Economic impacts are defined as the lost economies from the hypothetical divestiture of the gas businesses into StandAloneGasCo and are translated into a resulting rate impact to gas customers and lost value for shareholders.
Legal Formation
The following analysis assumes that StandAloneGasCo would be created by separating the existing gas businesses resident within the two utilities and creating a new gas company, StandAloneGasCo, that would serve the 2.2 million gas customers of PECO and PSE&G within New Jersey and Pennsylvania. There are many ways to effect this transaction but it was assumed that this divestiture would be structured so that there would not be any tax impacts to the predecessor companies. A capital structure for StandAloneGasCo was assumed that reflects a capital structure consistent with other gas only companies and is consistent with authorized capital structures in the local jurisdictions. StandAloneGasCo would raise new debt and equity to capitalize this company and related governance and regulatory costs would be incurred. These costs are described later in this analysis.

Business Model
Because of PSE&G’s size (1.7 million gas customers) versus PECO (0.5 million gas customers), it was assumed that StandAloneGasCo’s headquarters would reside in Newark, New Jersey. The company would have separate New Jersey and Pennsylvania operating divisions. Local field operations would be maintained for each jurisdiction with system maintenance and construction, meter reading, and logistics designed to meet the needs of local customers. All existing bargaining unit contracts are assumed to be honored. Facilities and transportation services would also be designed to effectively serve the needs of local customers. A common call center would be developed to serve the combined customer base.
For corporate and administrative services, a shared services organization would be created to provide support across the two utilities. PSEG’s shared services model, which relies more heavily on centralized resources, was used as the reference model to design the shared services organization for StandAloneGasCo. Corporate functions (e.g. finance, human resources, legal, etc.) would be resident within the shared services organization to take advantage of the economies of scale by providing these resources over a larger base. A high level organizational model for StandAloneGasCo is depicted below in Figure 2.

Figure 2 StandAloneGasCo Organization Model
This model served as the basis to develop the costs associated with this new entity.
Overall Methodology
Two analyses were performed to understand the impacts of separating the gas businesses into a single, integrated business.
StandAloneGasCo Impacts

The lost economies from the divestiture of the gas businesses would include both incremental costs incurred as well as new costs that this organization would incur. These lost economies were evaluated from a shareholder perspective by reviewing the impact against several key financial ratios while the impacts to customers were determined by calculating the rate increase necessary to absorb the lost economies.

Electric Customer Impacts

In the event that the divestiture of the gas business is required by the Commission, many corporate costs would no longer be allocated to the gas business. Due to the integrated nature of the PECO’s and PSE&G’s operations, many of the costs currently allocated to the gas businesses would now be borne by the remaining electric customers. A large portion of the utility’s cost structure is fixed (e.g., certain staffing levels), requiring the remaining electric businesses to absorb these additional costs.
Analysis Process
2005 budget data from both companies was used to develop the beginning baseline cost structure (labor and non-labor) for each gas business. Current positions were identified for the functional and operating components of the business using the current staffing databases maintained by each company. The StandAloneGasCo balance sheet was estimated as of the end of 2004 (see Appendix 4 for details). StandAloneGasCo’s revenue requirements were estimated for 2005 by adjusting the combined 2005 income statements of PECO and PSE&G’s gas businesses for the incremental costs associated with operating on a stand-alone basis (see Appendix 5 for details).

Cost estimates for the StandAloneGasCo were developed using existing budget data from each company. For example, average functional salaries in StandAloneGasCo were assumed to be the same as the blend of existing functional salaries from each company. Non-labor costs were similarly estimated using a blend of the two predecessor companies cost data.
Management was interviewed in both corporate and operating functions from both companies to estimate the impacts across the businesses from this separation and to build the cost structure for the new gas company. As described later in this analysis, both incremental operating costs and new capital investments were estimated. A third-party consultant was used to analyze the data provided from both companies and provide industry benchmark information to validate and test the assumptions developed throughout the analysis.

IV. STANDALONEGASCO IMPACTS
StandAloneGasCo was created by first developing the labor resources, costs and infrastructure that would be necessary to separately operate PSE&G’s gas business. Because of PSE&G’s size and scale, the incremental labor resources, costs and infrastructure required to operate the PECO gas business were then factored into the PSE&G cost structure.
This incremental cost approach was followed for both labor and non-labor corporate costs where appropriate. For example, a new Enterprise Resource Planning (“ERP”) system would be required to integrate financial, human resource and supply chain data. PSEG’s current platform was assumed to be recreated in StandAloneGasCo using cost estimates based on PSE&G’s historical implementation costs. Supporting the PECO business on this new system would require only incremental data conversion costs. In some cases an incremental approach was not appropriate and it was assumed that new systems or facilities would be created to support StandAloneGasCo. For example, a new call center including facilities and systems would be required to handle the call volumes for the combined gas customers.
In the development of StandAloneGasCo a distinction was made between incremental ongoing operating expenses and incremental capital costs incurred. This distinction was made to develop a complete view of the revenue requirement impacts of the lost economies. The impacts of the incremental costs associated with the divestiture are summarized in Table 5.
Table 5 Summary of StandAloneGasCo Impacts ($M)

($M)	O&M Impact	Capital Impact
Incremental Labor Costs
Corporate	$43.1	$-
Customer Operations	$69.3	$-
Field Operations	$22.2	$-
Total Labor Costs	$134.6	$-
Incremental Non-labor Costs
Corporate	$33.6	$121.5
Customer Operations	$8.0	$17.9
Field Operations	$(0.2)	$7.9
Total Non-labor Costs	$41.4	$147.2
Transition Costs
Total Transition Costs	$8.4	$-
Sub-total Operating Cost	$184.4	$147.2
Incremental Depreciation Costs
Incremental Depreciation	$33.2	$-
Total Costs
Total Incremental Costs	$217.6	$147.2

     A.            Incremental Labor Costs
The incremental labor costs associated with the divestiture of PECO’s and PSE&G’s gas businesses were calculated by comparing the current gas staffing baseline to the StandAloneGasCo’s staffing requirements. The incremental resources identified were then multiplied by the blended salaries for each function to determine the incremental labor costs that would be associated with a divestiture. StandAloneGasCo would require a discrete management model and organizational structure to operate as a standalone business. The new organization was developed in three primary functional areas: corporate and shared services, customer operations, and gas operations (see Figure 2 for an illustrative organizational model).
Current Gas Staffing
The PECO and PSE&G gas staffing baselines were summarized in the three groups outlined above.

The Corporate / Shared Services baseline includes the following functional categories (see Appendix 6 for details and definitions):
•	Executive / Governance / Legal

•	Finance & Accounting

•	Government / Regulatory / Environmental Affairs

•	Human Resources

•	Information Technology

•	Communications

•	Supply

•	Support Services
In the predecessor companies, corporate functions were either centralized (supporting all businesses as well as other corporate functions), dedicated (located within the corporate umbrella organization, but dedicated solely to one business) or embedded (located at the business and managed by the business). The operating assumption for StandAloneGasCo is that all corporate functions would be centrally managed and shared across the two gas operations to the extent practicable.

The Customer Operations baseline includes the following functional categories (see Appendix 7 for details and definitions):
•	Retail Marketing & Sales: Key subfunctional staffing categories include managed account representatives and market, product and sales planning.

•	Customer Services: Key subfunctional staffing categories include customer inquiry, meter reading, and cash/bill processing.
Many of the subfunctions included in this category are highly integrated with the existing electric businesses. Due to this high level of gas and electric integration, significant diseconomies would be created if required to separate the shared customer operations functions as will be described later in this analysis.

The Gas Operations baseline includes the following functional staffing categories (see Appendix 8 for details and definitions):
•	Gas Distribution: Key subfunctional staffing categories include construction and maintenance crews, engineering and support and gas service personnel and management.
•	Appliance Services: Only offered by PSEG, this group provides appliance services and repairs for customers throughout the PSE&G service area.
Using this functional and subfunctional labor structure, the labor baseline was established for Exelon (in which PECO gas resides) and PSEG (in which PSE&G’s gas operations resides) using 2005 budget data. The purpose of the total company staffing baseline is to establish a foundation for identifying gas-only staffing.
StandAloneGasCo’s staffing baseline was determined in two ways. First, gas dedicated or embedded personnel in specific functional categories (i.e. corporate, customer operations, and gas operations) were identified using Exelon and PSEG corporate-wide staffing models and human resources databases. These dedicated and embedded employees would include personnel either located in the corporate /shared services organizations performing duties dedicated to the gas operations, or employees embedded in the customer operations or field operations groups working exclusively for the associated function.
In addition, labor costs allocated to the gas business in company budgets served as an additional point from which to understand the resources dedicated to the gas business. The allocated labor dollars were divided by the average loaded salary per functional category resulting in a full time equivalent (“FTE”) estimate for each relevant functional area. The combination of these two methods, direct assignment and FTE allocations, resulted in a comprehensive view of the resources supporting the gas business. Table 6 illustrates both the total company and gas only personnel.
Table 6 Total Company and Gas Only Staffing Baseline

	Total Company			Gas Only
Labor Function	PSEG	Exelon	Combined	PSEG	PECO	Combined
Exec / Govern / Legal	135	208	343	26	7	33
Finance & Accounting	502	582	1,084	38	21	59
Gov / Reg/ Env Affairs	185	213	398	45	10	55
Human Resources	164	221	385	46	5	51
Information Technology	296	724	1,020	99	33	132
Communications	40	56	96	23	3	26
Supply	531	772	1,303	96	26	122
Support Services	272	265	537	16	15	31
Corporate	2,125	3,041	5,166	389	120	509
Customer Services	1,552	1,858	3,410	692	65	757
Retail Mrktng & Sales	118	183	301	17	16	33
Customer Operations	1,670	2,041	3,711	709	81	790
Gas Distribution	1,216	362	1,578	1,216	362	1,578
Appliance Services	861	—	861	861	—	861
Gas Operations	2,077	362	2,439	2,077	362	2,439
Other	5,006	12,198	17,204	—	—	—
Total	10,878	17,642	28,520	3,175	563	3,738

Note: Other includes- Electric Transmission, Electric Distribution, Generation, and Other Non-Regualted Positions
Standalone Analysis
Several analyses were performed to estimate the StandAloneGasCo labor model. A bottom-up functional analysis was conducted based on the operating parameters of the new company. Analysis and interviews were conducted primarily with PSE&G gas operations and functional management, as PSE&G’s gas businesses represents the more significant gas business in terms of number of customers served, asset levels, and revenues. A resource estimate was developed for each functional staffing area using the experience and judgment of the relevant functional manager. The nature of activities performed within each function was assessed to determine the level of resources required to support the business.
Industry functional benchmarks were also reviewed to supplement management judgment. Benchmarks were reviewed for the various functions and adjustments were made to the initial estimate in cases where the bottoms-up analysis suggested an overly conservative or overly aggressive staffing level compared to industry peers. This step was performed to ensure that the staffing levels developed did not suggest an organizational structure incongruent to others in the industry. This approach, combining the judgment of management with independent benchmark data, resulted in StandAloneGasCo staffing of 5,111 positions compared to a baseline of 3,738 positions. Each of the three major functional groups is discussed in more detail below.
Corporate / Shared Services – Based on the bottom up analysis, StandAloneGasCo corporate positions significantly increased over the gas baseline from 509 to 803. Functional categories with the greatest increase over the baseline included finance and accounting, information technology and support services. These increases are largely driven from the additional staffing required in StandAloneGasCo because of the lost consolidation benefit currently enjoyed by the gas businesses at PECO and PSE&G.
For example, finance and accounting resources that once supported the electric utilities, gas utilities and non-regulated generation businesses of Exelon and PSEG, collectively, would no longer have this broad base of businesses to support in StandAloneGasCo. An overriding assumption for StandAloneGasCo was the development of a common ERP system from which the new organization would operate its finance and accounting function that allows for the centralization of resources within the shared services organization.
Certain corporate functions would need to be created to support the new organization. For example, within finance and accounting, a stand alone treasury and internal audit department would need to be created. Staffing levels would be driven by the size and complexity of the new organization. Similarly, a new senior executive team would need to be created from resources currently unavailable within the predecessor companies. In addition, individuals to lead the major functional areas (e.g. Finance, Information Technology, Communications, etc.) would need to be hired to manage the new organization.
Customer Operations - Customer operations positions were analyzed in a similar fashion in determining the StandAloneGasCo base case, resulting in an increase from 790 in the current baseline to 1,681 for StandAloneGasCo. This increase is due to the diseconomies associated with separating the integrated gas and electric customer operations function. Currently, the gas businesses in PSE&G and PECO receive scale benefits in customer operations due to joint electric and gas accounts, integrated call centers, and common meter readers. Currently PSE&G and PECO together have 5.9 million total customers, but only 3.9 customer accounts, or two accounts for every three customers (see Table 7 for details).7
Table 7 Customers Accounts – Predecessor Companies vs. StandAloneGasCo

	Electric / Gas		Customers w/ Common	Customers w/ Either	Predecessor Company	StandAlone GasCo
	Customers	Total Customers	Electric & Gas Bill	Electric or Gas	Customer Accounts	Customer Accounts
Customers in Millions
PECO	1.5 / .5	2.0	.5	1.0	1.5	.5

PSEG	2.1 / 1.7	3.8	1.4	1.0	2.4	1.7

Total	3.7 / 2.2	5.9	1.9	2.0	3.9	2.2
StandAloneGasCo would serve 2.2 million individual customer accounts since there would be no overlap with electric customers. Resources attributed to billing, customer inquiry, collections, meter reading and other customer services currently enjoy scale benefits that will no longer exist in a stand alone entity. For example, meter readers in a stand-alone entity would be deployed for each gas customer, whereas under the current organization they can be deployed to read both gas and electric

[7]	For the purpose of this analysis a customer is considered an electric or gas interconnect, and account is considered a party receiving a bill. For example a house that receives both electric and gas service would count for two customers (1 electric interconnect and 1 gas interconnect). The same house would count as one account.

meters. The number of customer service representatives (“CSRs”) required by StandAloneGasCo is anticipated to comparable to the number of CSR’s required to support PSE&G’s current gas and electric operations. In 2003, PSE&G handled over 5.2 million customer calls with two of the largest types of inquiries relating to general billing questions (50%) and appliance-service-related calls (25%). Because StandAloneGasCo would have a customer account base comparable to that of PSE&G and since all of the appliance service calls would be the responsibility of StandAloneGasCo, it is expected that the new company would experience similar call volumes as those currently experienced by PSE&G. In addition, StandAloneGasCo would staff the sixteen Walk-in Customer Service Centers located across its service territory in New Jersey. These facilities are currently shared with PSE&G’s electric business.
Gas Operations – Gas operations staffing, with few exceptions, would remain as it exists currently. Gas operations estimated staffing would increase from 2,439 positions to 2,627 positions in StandAloneGasCo. This small increase would be driven primarily by incremental resources in certain field support functions. PSE&G and PECO gas operations maintain separate service territories, mitigating most opportunities to seek consolidation benefits under StandAloneGasCo. Employees engaged in construction and maintenance, gas services, meter repair and other field functions would be assumed to perform the same services in StandAloneGasCo at the same staffing levels and labor cost. Existing bargaining unit contracts are assumed to remain in place.

Additionally, PSE&G’s appliance services group remains unchanged and would be unaffected by the divestiture.
Where integrated gas and electric resources existed under the predecessor companies, incremental resources were estimated. For example, resources supporting the service centers, warehouses, dispatch and training functions would require additional resources to support StandAloneGasCo. Currently, employees are shared between gas and electric operations when appropriate. For example, during the winter months when the gas utility is busiest, PSE&G electric utility employees will assist the gas utility with turn-on/turn-off orders. Additionally, on certain projects that require the mark-out of utility owned infrastructure the gas utility will receive assistance from electric employees. The estimated incremental resources required to perform these shared activities (i.e., turn on/off, mark out) and other support functions (i.e., training, warehousing, and testing) have been included in the StandAloneGasCo baseline.
The gas supply function is handled differently by each of the utilities. PECO has dedicated staff to purchase inventory, manage transportation contracts, and optimize the utility’s fuel portfolio while PSE&G has entered into a requirements contract with its energy trading affiliate under which the affiliate is responsible for providing supply and managing the utility’s fuel portfolio. It is assumed that StandAloneGasCo would perform the gas supply function within the regulated structure requiring incremental resources to bring the current PSE&G gas supply function within the utility.

Once the PSE&G standalone base case was established, the incremental staffing levels to support PECO’s gas operations were included to build to a StandAloneGasCo staffing total per functional category. The incremental staffing was based on PECO’s relative size of StandAloneGasCo. 8
For the gas operations portion of StandAloneGasCo, PECO’s gas operations baseline was added to PSEG’s StandAloneGasCo base case to reflect the assumption that the separate service territories mitigate any consolidation opportunities.
Table 8 summarizes the StandAloneGasCo staffing model for each functional category as a result of the approach described earlier.

[8]	PECO incremental staffing was calculated at 20% of PSEG’s staffing by revenue, assets and customers.

Table 8 StandAloneGasCo Staffing

Labor Function	StandAIone GasCo	% of Total
Exec / Govern / Legal	65	1.3%
Finance & Accounting	116	2.3%
Gov / Reg/ Env Affairs	43	0.8%
Human Resources	76	1.5%
Information Technology	192	3.8%
Communications	28	0.5%
Supply	149	2.9%
Support Services	134	2.6%
Corporate	803	15.7%
Customer Services	1,616	31.6%
Retail Mrktng & Sales	65	1.3%
Customer Operations	1,681	32.9%
Gas Distribution	1,766	34.6%
Appliance Services	861	16.8%
Gas Operations	2,627	51.4%
Total	5,111	100.0%
Incremental Labor Cost Development
Once the StandAloneGasCo staffing model was finalized, the incremental staffing requirements were calculated as the difference between the combined gas baseline and StandAloneGasCo. To determine incremental labor cost, salary figures were estimated for StandAloneGasCo based on the weighted average salaries and incentives for PECO and PSE&G. Salaries were estimated for each functional category and then loaded for benefits and taxes to determine a fully loaded salary cost. This average loaded salary for each functional staffing category was calculated based on the weighted 2005 salaries of PSEG and PECO. Multiplying these average loaded salaries by the incremental positions yields the incremental labor costs as illustrated in Table 9. Total incremental labor costs are estimated to be approximately $134 million.
Table 9 Incremental Labor Cost

	Combined
	Baseline	StandAloneGas	Incremental	Avg. Salaries	Incremental Labor Cost
Labor Function	Positions	Co Positions	Staffing Positions	($000s)	($000s)
Exec / Govern / Legal	33	65	32	$300	$9,600
Finance & Accounting	59	116	57	$130	$7,428
Gov / Reg/ Env Affairs	55	43	(12)	$155	$(1,855)
Human Resources	51	76	25	$146	$3,645
Information Technology	132	192	60	$126	$7,570
Communications	26	28	2	$141	$283
Supply	122	149	27	$140	$3,776
Support Services	31	134	103	$123	$12,660
Corporate	509	803	294	—	$43,109
Customer Services	757	1,616	859	$77	$66,059
Retail Marketing & Sales	33	65	32	$100	$3,209
Customer Operations	790	1,681	891		$69,268
Gas Distribution	1,578	1,766	188	$118	$22,184
Appliance Services	861	861	—	$—	$—
Gas Operations	2,439	2,627	188		$22,184
Total	3,738	5,111	1,373		$134,561
     B.            Incremental Non-labor Costs
Similar to the labor analysis, non-labor impacts were assessed across the corporate, customer operations and gas operations functions.

Corporate
     The creation of StandAloneGasCo would result in incremental non-labor costs related to corporate functions, programs, and initiatives that would be required to establish and operate the company. Table 10 summarizes these corporate incremental costs.
Table 10 Corporate Incremental Costs

	Recurring O&M Costs	Implementation
Cost Category	($M)	Capital Costs ($M)
Board of Directors	$0.9
Professional Services	$5.7
Insurance	$2.2
Shareholder Services	$3.2
Advertising	$2.5
Corporate Facilities	$2.7
Interest Expense	$7.4
General & Administrative	$5.2
Benefits Administration	$.6
Information Technology	$3.1	$121.5
Total	$33.6	$121.5

Board of Directors
StandAloneGasCo would be required to establish an independent Board of Directors to serve the shareholders. Exelon and PSEG currently have 13 and 9 directors, respectively. StandAloneGasCo’s board is assumed at 10 total directors with a CEO and 9 outside directors. Using the blended average cost per outside director results in annual costs of $1.1 million. The two gas businesses currently are allocated $0.2 million resulting in annual incremental costs of $0.9 million.
Professional Services
StandAloneGasCo would require an independent external audit to meet SEC registrant requirements and comply with Sarbanes-Oxley. These fees were estimated based on a review of Exelon and PSEG audit and audit-related fees (Sarbanes, financings, and other audit related costs) and industry benchmark data for audit fees for similarly sized companies.9 The estimated audit and audit related fees for StandAloneGasCo are $8.0 million. The two gas companies currently are allocated $2.3 million of audit fees resulting in annual incremental costs of $5.7 million.
Insurance
StandAloneGasCo would independently source insurance to support the new business in the areas of property, directors and officers, and excess liability. Based on an

[9]	Financial Executive International study of 217 public companies with average annual revenues of $5 Billion analysis of asset levels, size, and corporate and business risk assumed, an estimate of $5.0 million was assumed for the three policy types described above. The two gas companies currently are allocated $2.8 million of insurance costs resulting in annual incremental costs of $2.2 million.
Shareholder Services
The new shareholder base would require proxy, registration filing fees, and stock transfer services. Additionally, an annual report and annual meeting would be held. Communication costs will be increased to communicate with Wall Street analysts covering the company. Using Exelon and PSEG baseline spend and scaling these costs to a company the size of StandAloneGasCo results in an estimate of $4.1 million. The two gas companies currently are allocated $0.9 million, resulting in annual incremental costs of $3.2 million.
Advertising
Currently both of the Companies have advertising campaigns to increase corporate brand awareness and establish goodwill in their respective jurisdictions. In addition, the individual utilities also have advertising campaigns that further the goal of customer awareness programs related to safety and reliability. For example, PECO has an estimated $2.2 million advertising budget that is in addition to its parent company’s advertising program. It is assumed that StandAloneGasCo would also have a similar advertising program. The cost of StandAloneGasCo’s advertising program is estimated to be equal to the portion of PSEG’s overall advertising budget that is allocated to the regulated business (approximately $1.5 million) plus an allocation of the current PECO Energy advertising budget. StandAloneGasCo’s total advertising budget is estimated to be $3.4 million. The result is an incremental $2.5 million of advertising costs for StandAloneGasCo.
Corporate Facilities
A single, common facility would be required to house corporate and administrative positions. As discussed earlier, Newark is the assumed headquarters location. Facilities costs were assumed using current market lease rates in Newark and an estimated number of centralized corporate personnel at an average square footage per person. It is estimated that StandAloneGasCo would have 317 more FTEs in corporate roles than the combined baseline of PECO gas and PSE&G gas.10 The cost of customer operations and field operations facilities are included in their respective sections of the document. Based on these assumptions, corporate facilities costs were estimated at $6.5 million. This is an incremental increase of approximately $2.7 million per year.
Interest Expense
As mentioned earlier in this analysis StandAloneGasCo would raise new debt and equity to capitalize the company. Based on the assumed capital structure, StandAloneGasCo would have approximately $1.4 billion of debt. We have assumed

[10]	For the purposes of this calculation certain Supply FTEs were assumed not to require corporate facilities because they would most likely be located in the field.

interest rates associated with an investment grade local distribution company. As a result, StandAloneGasCo would incur approximately $7.4 million in incremental interest expense.
General & Administrative
The creation of StandAloneGasCo would require a significant increase in the number of corporate and administrative positions required to support the new company. Specifically, it is estimated that there would be 317 new corporate and administrative personnel.11 In addition to the increased labor costs there would be an increase in general and administrative costs to support the increase staffing levels. These general and administrative costs which are estimated to be approximately $16,400 per FTE, consisting of business travel, entertainment, seminars, office supplies, and other miscellaneous costs. The incremental impact associated with the increased general and administrative costs is approximately $5.2 million.
Benefits Administration
Although the existing benefits plans are assumed to remain in place in StandAloneGasCo, incremental costs would be incurred to administer the benefits plans. The cost was assumed to vary proportionally to the increase in the number of positions in the new company. The amount of incremental resources (1,373 FTEs)

[11]	For the purposes of this calculation a portion of Supply FTEs were assumed not to require corporate facilities because they would most likely be located in the field.

was multiplied by PSEG’s average benefits administration cost per FTE of $457, resulting in incremental benefits administration costs of $.6 million.
Information Technology
PSE&G’s and PECO’s gas businesses currently utilize the Information Technology (“IT”) support services, hardware, software, and network of their respective parent companies. StandAloneGasCo would be required to develop and maintain its own IT infrastructure. Some applications that are currently used solely to support the Companies’ natural gas operations are assumed to be transferred to StandAloneGasCo and therefore result in little, if any, incremental cost. However, StandAloneGasCo would require significant new investment in key information systems that are essential to support its business including (i) the ERP system used to capture and report out on key financial and human resource information, (ii) the Customer Information System (“CIS”) used to track and monitor customer inquires and develop bills for natural gas service and, (iii) the infrastructure required to support these applications as well as other business functions.
Enterprise Resource Planning
For the purpose of this analysis it was assumed that SAP would be StandAloneGasCo’s ERP platform since SAP is currently in use at PSEG and therefore would be the most cost effective technology to implement. Implementation costs were developed for the acquisition of the required software, migration of data, and implementation of these systems based on PSEG’s prior experience implementing

SAP. The historical implementation costs were adjusted downward to reflect several considerations: 1) PSEG’s experience and knowledge gained in prior implementations, 2) the requirement to migrate only the gas businesses financial and human resources information, and 3) the limited modifications that would be required to data elements. Cost estimates were also developed for the addition of PECO’s gas business to the ERP platform. As a result, the costs associated with the development and configuration of the ERP system for StandAloneGasCo are estimated at $44.9 million.
Customer Information System
It was assumed that PSEG’s current platform would be used as StandAloneGasCo’s CIS platform. An initial cost was developed to procure the required hardware and software and to migrate the customer information associated with PSEG’s gas business to StandAloneGasCo’s new CIS system. Again, the historical implementation costs were adjusted downward to reflect the company’s prior experience implementing a similar system. Finally, the cost to migrate the customer information associated with PECO’s gas business was developed based on the need for additional seat licenses, number of customer records, complexity of data, and need to train new users. As a result, the costs associated with the development and configuration of the CIS system for StandAloneGasCo are estimated at $62.9 million.
A similar methodology was used to develop cost estimates for other applications that would be required by the StandAloneGasCo. These other applications include gas applications (Gas Services System, Mark Out System, eApplications, etc.). Costs associated with the development and configurations of these applications are estimated to be $4.7 million.
Infrastructure
In addition to the IT platforms listed above, StandAloneGasCo would be required to make a significant investment in infrastructure to support its operations. Investment would be required for a data center, hardware (routers, switches, PC, servers, etc.), PBX infrastructure, and networking, as well as a range of other areas. The cost of this infrastructure is estimated at $7.6 million based on the company’s prior experience implementing these platforms.
Finally, there would be incremental costs associated with non-application products such as communications, business support, and desk top support. These incremental costs are estimated to be approximately $5.6 million.
StandAloneGasCo’s total cost to procure and implement the IT systems and infrastructure is estimated at $125.8 million as summarized in Table 11. Currently approximately $4 million of existing IT applications book value is allocated to the PSE&G and PECO gas operations resulting in a net incremental capital cost for StandAloneGasCo of approximately $121.5 million.

Table 11 IT Implementation Costs

IT Cost Category	Implementation Capital Costs ($M)
Applications	$112.6
Infrastructure	$7.6
Other Non-Application Products	$5.6
Total	$125.8
In addition to the one-time capital costs associated with creation of a new IT environment, StandAloneGasCo would have recurring O&M and capital costs associated with ongoing operations. It is assumed that the current annual aggregate IT spend of the existing gas operations will continue after StandAloneGasCo is formed with a few exceptions. It is estimated that there would be increases to the O&M costs associated with the CIS environment. These costs are estimated to be approximately $3.1 million per year.
Customer Operations
The creation of StandAloneGasCo will result in incremental non-labor costs related to customer operations functions, programs, and initiatives that are required to establish and operate the company. Currently both, PECO’s and PSE&G’s customer service organizations support both the gas and electric operations of the companies. As a result StandAloneGasCo would have to recreate certain portions of the existing customer service infrastructure, and duplicate tasks that are currently performed only once for gas and electric customers.
The primary parts of customer operations that were analyzed for incremental non-labor costs were (i) Cash / Bill Processing, (ii) Customer Inquiry, and (iii) Meter Reading. Table 12 summarizes the estimated incremental non-labor costs associated with customer operations.
Table 12 Customer Operations Incremental Non-labor Costs

Incremental Cost	Recurring O&M Costs	Implementation
Category	($M)	Capital Costs ($M)
Cash / Bill Processing	$6.3
Customer Inquiry	$.9	$14.9
Meter Reading	$.8	$3.0
Total	$8.0	$17.9
Cash / Bill Processing
Virtually all of the 460,000 PECO gas customers and 80% of PSE&G’s 1.7 million gas customers also receive electric service from their sister electric utility. Each month these customers receive one bill that contains both gas and electric information. Because of the joint billing structure, the current gas utilities are only responsible for half of the postage associated with the billing function. StandAloneGasCo would no longer benefit from sharing the burden of the cost of postage with the electric operations and would have an incremental postage expense of approximately $4.3 million dollars per year.
It is assumed that the higher operating expenses of StandAloneGasCo would be recoverable through higher rates charged to its customers. As a result of the higher revenues associated with these higher rates, it is expected that StandAloneGasCo would have incremental bad debt exposure. If StandAloneGasCo experienced the same number of customers defaults as PECO and PSE&G’s gas operations, its bad debt expense would be higher because each customers bill is assumed to be higher based on higher rates. For the combined gas operations the uncollectible account expense is approximately .81% of revenues. Based on the incremental revenue requirement it is estimated that StandAloneGasCo would have $2.0 million of incremental costs from uncollectible accounts.
Customer Inquiry
Currently each company operates call center(s) that supports both their gas and electric customer service operations. StandAloneGasCo would need to develop its own call center that would support both its Pennsylvania and New Jersey customers. The cost of a new call center was estimated by using industry benchmarks for the number of CSRs required to support a similarly sized utility and interviews with vendors who specialize in building customer service facilities. Total capital costs for the new call center are estimated to be $20.4 million versus the allocated current book value of the existing facility of $5.6 million resulting in total incremental capital costs of $14.9 million.
In addition, PSE&G offers its customers the option of walking into one of its 16 customer service centers to pay their bill or to get other types of customer support. It is assumed that StandAloneGasCo would recreate these service centers in the New Jersey service territory to continue to offer customers the convenience of local payment and service centers. It is estimated that the incremental annual cost associated with leasing comparable space is approximately $.9 million.
Meter Reading
PECO currently employs Automated Meter Reading (“AMR”) technology through an outsourcing arrangement. This arrangement provides for a fee per meter read with separate fees for gas and electric meters. It was assumed that the gas portion of this contract would be assigned to StandAloneGasCo’s Pennsylvania customers and therefore no incremental costs are estimated.
PSEG’s meter reading process is performed on an integrated basis with individuals reading both gas and electric meters for those customers receiving both services. The primary incremental costs associated with meter reading after the creation of StandAloneGasCo is the labor component, which is captured earlier in the analysis. There are non-labor incremental costs associated with meter reading, most notably the fleet supporting the meter reading function. The customer operations organization currently uses 425 vehicles to carry out meter reading as well as other customer service functions.12 As mentioned earlier approximately 80% of PSEG’s gas customers also receive electric service. Therefore StandAloneGasCo would need to acquire / lease a fleet of its own vehicles to support its customer operations activities. This would result in an investment of $3.8 million and add $3.0 million to the rate base after deducting the amount of fleet costs currently allocated to the gas business. In addition, there would be incremental O&M costs associated with operating this fleet since the costs of items such as fuel, insurance, etc. will no longer be shared with the electric utility. It is expected that this increase would result in incremental O&M costs of $.8 million per year.
Gas Operations
The creation of StandAloneGasCo would result in incremental non-labor costs related to the gas operations functions, programs, and initiatives that are required to establish and operate the company. For the most part, PSE&G’s natural gas field operations are managed separately from PSE&G’s electric field operations with separate staffing, facilities, and fleet. PECO’s natural gas and electric operations are more tightly integrated and therefore are expected to result in higher incremental non-labor costs.

[12]	Not all of customer operations’ vehicles are used for meter reading, but the all incremental fleet costs are included in the meter reading section.

The primary non-labor gas operations reviewed were: (1) Materials and Supplies, (2) Fleet and (3) Facilities. Table 13 summarizes the estimated incremental non-labor costs associated with gas operations.
Table 13 Gas Operations Incremental Non-labor Costs

		Implementation Capital
Cost Category	Recurring O&M Costs ($M)	Costs ($M)
Supply Chain	($0.4)
Fleet	$ .2
Facilities		$7.9
Total	($.2)	$7.9
Supply Chain
Currently PECO’s and PSE&G’s supply chain receive the benefits of being part of a larger organization with materials and supply prices based on this integrated consumption level. Under most circumstances divesting a business unit can lead to increased costs for both entities due to the reduced pricing leverage related to a smaller overall spend. However, most of the goods and services procured by PECO’s and PSE&G’s gas utilities are distinct from those materials used by the electric utilities (e.g., electric transformers vs. gas pipes/valves). There is some overlap in the purchase of commodity products (e.g., tools, safety equipment, etc.) between the gas and electric utilities. The lost economies associated with StandAloneGasCo’s purchasing power compared to that of the individual companies was deemed negligible; however, approximately $.4 million of purchasing synergies were identified related to combining PECO’s and PSEG’s gas distribution equipment purchases and therefore are considered a benefit from the divestiture.
Fleet
PSE&G’s gas business maintains it own fleet of vehicles and has virtually no overlap with the electric utility’s fleet operations, with the exception being a limited number of personnel at the corporate garages. It is assumed that PSE&G’s gas fleet and related costs will be transferred to StandAloneGasCo.
PECO’s gas business also has its own fleet of vehicles that support its field operations. This fleet consists of over 220 vehicles, some of which are leased and some of which are owned by the company. It is assumed that these vehicles would be transferred to StandAloneGasCo and result in no incremental costs.
PECO outsources fleet maintenance to a third-party contractor, while PSE&G maintains its fleet with internal resources. The annual amount of PECO’s fleet maintenance contract is $5.1 million of which only 17% is allocated to gas. It is assumed that StandAloneGasCo would have to re-negotiate the terms of this agreement since vehicles would no longer be garaged with electric vehicles and the smaller fleet size would result in diminished economies of scale for the vendor. This is estimated to result in $.2 million in incremental non-labor costs.

Field Facilities
PSE&G’s gas field operations generally have dedicated facilities that are used to support the gas business only while PECO’s gas business shares virtually all of its field operations facilities with its sister electric utility because of the substantial overlap in gas and electric service territories.
It is assumed that all of the PSE&G gas operations field facilities would be transferred to StandAloneGasCo and the field facilities that support PECO’s gas operations would need to be recreated.
PECO’s gross book value of total common plant (plant shared by both gas and electric utilities) is approximately $501 million, with approximately 20.5% or $103 million allocated to the gas utility. Of this amount, $18.6 million are field facilities.13 StandAloneGasCo will need to build or procure equivalent facilities to support its Pennsylvania field operations. The cost of new facilities is estimated to be $21.7 million which is approximately $7.9 million higher than the depreciated book value of the gas portion of the existing PECO facilities.14
Depreciation
As a result of the incremental capital investments required to create StandAloneGasCo, the new company would have increased depreciation expense.

[13]	Total structures and improvements for gas and electric are $215 million; however for the purpose of this analysis PECO’s Main Office Building value of $124 million was not included as corporate headquarter facility; these costs are allocated elsewhere in the analysis.

[14]	Replacement value was estimated using insurance value estimates for representative service buildings.

Investments are assumed to be depreciated at rates consistent with their asset class, resulting in $33.2 million in incremental deprecation expense.
C.            Transition Costs
The creation of StandAloneGasCo would require the incurrence of specific advisory costs to support this transaction. For the purpose of this analysis, all of these transition costs were assumed to be amortized over a ten-year period and the associated annual impact was included in the lost economies calculation. Table 14 summarizes the estimated transition costs.
Table 14 Incremental Transition Costs

		Annual Amortized
($M)	Total Costs Incurred	Impact
Equity Issuance Costs	$50.0	$5.0
Debt Issuance Costs	$10.7	$1.0
Other External Advisory Costs	$8.0	$.8
Integration Costs & Incremental Travel	$6.9	$.7
Communication	$9.0	$.9
Total	$84.6	$8.4
Equity Issuance Costs

As described in Appendix 4, the capital structure of StandAloneGasCo is estimated at approximately 49% equity which is consistent with other standalone gas local distribution companies and with local jurisdiction authorized capital structures. The formation of this equity would require significant assistance from investment bankers to structure this transaction. Valuation assistance and fairness opinions would be required for both predecessor companies and the Board of StandAloneGasCo. These issuance costs were estimated at $50 million ($5.0 million annual impact) assuming a fee structure of 3.5 % of the estimated market value of equity based on input from industry advisors and internal company experience.
Debt Issuance Costs
As described in Appendix 4, the capital structure of StandAloneGasCo is estimated at approximately 50% debt, which is consistent with other local gas distribution companies and with local jurisdiction authorized capital structures. Sufficient electric assets exist to support the current debt at both utilities, therefore debt currently existing at PECO and PSE&G was assumed to remain in place. The issuances costs associated with this debt are assumed to be $10.7 million ($1 million annual impact) assuming a fee structure of .75 % of the total issuance based on input from industry advisors and internal company experience.
Other Transaction Advisory Costs

Legal and consulting fees were also estimated to assist StandAloneGasCo with due diligence, valuation, and legal formation issues related to this transaction. Total fees of $8 million ($0.8 million annual impact) were estimated based on input from industry advisors and internal company experience.
Integration Costs and Incremental Travel
The formation of StandAloneGasCo would require the development of a new business model, organization design, benefit plans, and business policies and procedures, among others. Although this new organization benefits from the existing structures of each predecessor company, external support would likely be required to “stand up” this organization. Additionally, incremental travel costs would be incurred for transition teams from each of the predecessor companies as they create the new organization. Costs were estimated at $6.9 million ($0.7 million annual impact) based on company experience with other integration programs.
Communication Costs
StandAloneGasCo would incur expenditures related to the education and awareness of customers, suppliers, and employees as it becomes a distinct entity separate from its predecessor companies. Costs of $9.0 million ($.9 million annual impact) were estimated for external mailings, bill inserts, print ads, new signage, and external assistance.

V.            ELECTRIC CUSTOMER IMPACTS
A significant portion of the costs that are shared between the gas and electric operations would upon divestiture of PSE&G’s and PECO’s gas businesses be fully borne by the electric business, since a significant proportion of the cost structure is fixed. For example, a finance position that previously supported both the electric and gas business would support only the remaining electric business. This position could either be eliminated or, more likely, would support the remaining electric business resulting in an increase in costs to the electric business.
The overall impact on electric customers related to the divestiture of gas operations by the Companies is an increase of $160 million in operating costs and an addition of $24 million in capital costs.
The labor and non-labor impacts to electric customers are summarized in the following analysis.
Incremental Labor Impact to Electric Customers
The shared services labor model provides PSE&G and PECO labor efficiencies that would be lost with the creation of StandAloneGasCo. For example, in the case of PECO, there are 21 FTEs providing Finance & Accounting corporate services to the gas operations, as detailed earlier. Of these 21 FTEs only seven are dedicated to supporting PECO gas operations, with the remainder providing services to PECO electric operations, as well as other business units. The number of FTEs dedicated to natural gas operations was calculated by determining the number of FTEs dedicated to supporting PECO’s electric and gas operations, then allocating FTEs to the gas and electric utilities based on historical allocation methodologies used at PECO Energy (83% electric, 17% gas). To calculate the labor cost impact on electric customers, only FTEs dedicated to gas operations were transferred to StandAloneGasCo. The remaining FTEs would remain as resources dedicated to the electric utility. PECO’s remaining electric operations would incur an incremental burden of 72 PECO corporate FTEs with an estimated annual cost of $9.95 million.
Virtually all of PECO gas customers also receive electric service, so it is assumed that the electric utility would require the same number of customer service personnel currently used to support the combined gas and electric operations. As a result, the incremental labor costs associated with PECO customer service operations is approximately $5.9 million.
A different approach was used to determine incremental costs associated with PSE&G’s labor resources. Given the relatively equal size of PSE&G’s gas and electric operations and the method for allocating corporate costs, it was assumed that FTEs supporting all non-gas operations would be sufficient to support PSE&G’s remaining operations. As a result it is assumed that there are no incremental labor costs for electric customers associated with PSEG’s corporate functions.

However, there are significant incremental labor costs for PSE&G’s electric customers associated with the customer service operations. Approximately 80% of PSE&G gas customers receive electric service. Under existing operations the costs of the FTEs serving these customers are shared by both gas and electric operations. If the Commission requires the creation of StandAloneGasCo, PSE&G’s electric operations would require CSRs that are dedicated to electric operations and will no longer be shared with gas operations. Due the similar size of PSEG’s gas and electric customer base, the significant overlap in customers, and the fact that the majority of customer calls are general billing inquiries (not specific to gas or electric) it is assumed that the electric utility will require a comparable number of customer service personnel as are currently used to support the combined gas and electric operations. With the creation of StandAloneGasCo, PSE&G’s electric operations would incur the cost of 475 customer service personnel that were previously allocated to gas. The incremental labor costs associated with the customer service operations that would be borne by PSE&G electric customers is approximately $34.7 million.
Table 15 summarizes the impact on electric customers associated with incremental labor costs resulting from the divestiture of the gas operations.
Table 15 Electric Customer Impact — Labor

($M)	PECO Impact	PSEG Impact	Total Impact
Total	$15.9	$34.7	$50.6

Incremental Non-labor Impact to Electric Customers
In addition to the lost economies associated with labor, non-labor lost economies would be incurred by PECO’s and PSEG’s electric customers as result of the creation of StandAloneGasCo. An example of an incremental O&M non-labor cost that would be borne by the electric operation after the creation of StandAloneGasCo is the cost for the Exelon and PSEG’s Board of Directors. It is assumed that the size of the board would not change from the divestiture of the gas businesses; however, Board of Directors costs would no longer be allocated to the gas business. The majority of fixed corporate costs that are currently paid by gas customers would become the responsibility of electric customers after the creation of StandAloneGasCo.
As noted earlier, StandAloneGasCo would be required to replace certain portions of its infrastructure (e.g. information technology platform, call center, and field operation facilities) that are currently shared under the existing operating model. Table 2 summarizes the non-labor incremental costs that would be absorbed by PECO’s and PSE&G’s electric operations as a result of the divestiture of the gas operations (see Appendix 9 for additional detail). These costs include board of directors, professional services, insurance, advertising, shareholder services, corporate facilities, interest expense, customer operations expense, and field operations expense.

Table 16 Non-labor Incremental Electric Impact

Incremental Cost	Recurring O&M
Category	Costs ($M)	Capital Costs ($M)
	PECO
Total	$17.4	$13.8
	PSEG
Total	$92.0	$10.6
Combined Total	$109.4	$24.4

VI. OTHER IMPACTS
There would be additional financial and non-financial costs associated with the required divestment of the gas businesses other than the customer rate and shareholder impacts that have been detailed earlier in this analysis.
Lost Synergy Opportunity
The companies have estimated approximately $19 million in annual net savings allocated to the gas businesses in 2009 (fourth year of merger) that flow from the merger between Exelon and PSEG. Table 3 summarizes these savings.
Table 17 Lost Gas Synergy Opportunity Resulting from Exelon-PSEG Merger

$M	2006	2007	2008	2009
Labor Synergies	$7.5	$13.3	$15.0	$16.3
Non-labor Synergies	$7.7	$10.6	$12.5	$13.4
Cost To Achieve	$(29.0)	$(18.2)	$(13.3)	$(10.6)
Total	$(13.8)	$5.8	$14.2	$19.1
Divesting the gas businesses would mitigate the opportunity for the gas utilities to realize these merger savings.

Other Customer Impacts
Customers will also incur additional postage expenses. Currently PECO and PSE&G gas and electric customers receive one bill for both gas and electric service only and submit one payment to their service provider. Approximately 460,000 PECO customers and 1,360,000 PSE&G customers receive a combined bill. After the creation of StandAloneGasCo customers would no longer have the option of paying a combined gas and electric bill and would have to submit two payments. This results in customers potentially incurring incremental postage costs of approximately $8.5 million.
The divestiture would require customers to transact with a new organization to establish new accounts, report trouble, or terminate or transfer existing service. Both PECO and PSE&G have been able to develop their own brand awareness and relationship with customers over many years. The creation of the new organization would add additional burdens on customers that otherwise would not exist.
VII CONCLUSION
The divestiture of PECO’s and PSE&G’s gas operations if required by the Commission and the creation of StandAloneGasCo would result in significant lost economies due to the elimination of labor and non-labor efficiencies currently realized under the current integrated models. The organizational structures of Exelon and PSEG and the highly integrated nature of core functional areas such as corporate support and customer service have benefited customers in Pennsylvania and New Jersey for many years. Based on the analysis contained in this filing, the creation of StandAloneGasCo would eliminate these efficiencies and cause substantial economic hardship to electric and gas customers as well as the shareholders of all companies involved, while providing no indicated benefit to the public.

VIII. EXHIBITS
Appendix 1 PSEG Gas & PECO Gas Beginning Balance Sheets (December 31, 2004)

$M	PSEG Gas	PECO Gas	TOTAL

ASSETS
Total Current Assets	$743	$131	$875
Net Property, Plant and Equipment	$2,258	$1,076	$3,333
Total Non-Current Assets	$444	$175	$619

Total Assets	$3,445	$1,382	$4,827

LIABILITIES
Total Current Liabilities	$721	$107	$828
Total Non-Current Liabilities	$783	$587	$1,370

Total Liabilities	$1,504	$693	$2,197

CAPITALIZATION
Long-Term Debt	$967	$199	$1,167
Preferred Securities	$28	$—	$28
Total Common Equity	$946	$490	$1,435

Total Capitalization	$1,941	$689	$2,630

Total Liabilities & Capitalization	$3,445	$1,382	$4,827

Appendix 2 PSEG Gas & PECO Gas Income Statements (2005 est.)

$M	PSEG Gas	PECO Gas	Combined
Regulated Operating Revenue	$2,906	$788		$3,694
Appliance Services Revenues	$111			$111

Expenses
O&M Expense	$384	$105		$489
Gas	$2,080	$550		$2,630
Other Cost of Sale	$194	$—		$194
Depreciation	$124	$33		$158
Taxes Other Than Income	$5	$1	$
				6
Total Operating Revenue Deductions	$2,787	$690		$3,477
Gross Gas Income	$230	$99		$329

Federal & State Income Taxes[15]	$74	$28		$102

Net Gas Income	$156	$71		$227

Net Income Adjusted for Interest Expense	$97	$58		$155

[15]	Federal & State Income Taxes were calculated after interest. Net Gas Income does not include any interest expense

Appendix 3 PSEG & PECO Gas Utility Non- Fuel Baseline Spend O&M and Capital
     ($ Millions)

Appendix 4 StandAloneGasCo Balance Sheet (December 31, 2004)

$M	Combined	Adjustments	StandAlone GasCo
ASSETS
Total Current Assets	$875	$—	$875
Net Property, Plant and Equipment	$3,333	$147	$3,480
Total Non-Current Assets	$619	$63	$682
Total Assets	$4,827	$211	$5,038

LIABILITIES
Total Current Liabilities	$828	$—	$828
Total Non-Current Liabilities	$1,370	$—	$1,370
Total Liabilities	$2,197	$—	$2,197

CAPITALIZATION
Long-Term Debt	$1,167	$254	$1,420
Preferred Securities	$28	$1	$28
Total Common Equity	$1,435	$(44)	$1,392

Total Capitalization	$2,630	$211	$2,840

Total Liabilities & Capitalization	$4,827	$211	$5,038

Appendix 5 StandAloneGasCo Income Adjustments & Revenue Requirements (2005)

			Adjusted
	Combined		StandAlone
$M	Baseline 2005	Adjustment	GasCo
Regulated Revenue	$3,695	$248	$3,943

Regulated Expenses O&M Expense [16]	$411	$177	$588
Gas	$2,630	$—	$2,630
Other Cost of Sales	$194	$—	$194
Depreciation	$158	$33	$191
Taxes Other Than Income	$6	$—	$6
Total Operating Revenue Deductions	$3,399	$210	$3,609

Gross Gas Income	$296		$334

Federal & State Income Taxes[17]	$117		$133

Net Gas Income	$179		$201

Rate Base	$2,783	$147	$2,930

Rate of Return[18]			6.87%

[16]	O&M Expense Adjustment does not include $7.3 million of lost economies associated with Appliance Services business

[17]	Federal & State Income Taxes rate is based on blended company tax rates and taxes are before interest expense

[18]	Rate of Return is the assumed Weighted Average Cost of Capital

Appendix 6 Corporate / Shared Services Staffing Categories and Descriptions

Labor Function	Labor Subfunction	Description
Executive /Governance / Legal	Executive Staff	Senior level executive officers who provide overall leadership and strategic direction to the organization and whose time is not directly allocated to a specific functional operation. Also includes support staff.

	Legal	Attorneys on the legal staff whether reporting directly to General Counsel or to a business unit or functional organization. Also includes legal support staff and any other personnel reporting directly to the law department.

	Claims	Includes claims and insurance personnel who perform administrative duties, including claim investigations. This also includes personnel involved in workers’ compensation, first and third party claims, and claims collection. Does not include medical insurance.

	Corporate Development	Personnel responsible for matters of business planning as it relates to business development (e.g. acquisition screening, growth strategies)

	Corporate Secretary	Personnel responsible for corporate governance matters, shareholder matters, and compliance/regulatory legal matters.

	Corporate Strategy	Personnel responsible for matters of long-term corporate strategy without dedication to a specific business unit or organization.

Finance and Accounting	BU Financial	Those finance and accounting personnel dedicated to or embedded in one of the business units (operations).

Labor Function	Labor Subfunction	Description
	Controller / Accounting	Individuals responsible for maintaining the general ledger and related reports; responsible for the monthly, quarterly and annual closing processes and procedures. Individuals responsible for maintaining the plant and property records for the organization; those who analyze project/construction work orders and make appropriate distributions to capital accounts.

	Corporate Planning / Risk	Near-term and long-range budgeting and planning and risk management.

	Finance & Treasury	Personnel involved in financing and cash management. Does not include cash remittance and bill processing.

	Internal Audit	Those conducting audit and appraisals of accounting, financial and other company operations.

	Investor Relations	Personnel responsible for developing shareholder relations programs, including all direct communications with stockholders.

	Tax	Those personnel responsible for determining and managing corporate tax outlays.

	Other	Other personnel responsible for determining and managing corporate tax outlays.

Government, Regulatory and Environmental Affairs	Environmental Affairs	Personnel responsible for managing environmental matters.

	Government Affairs	Personnel involved in lobbying and keeping track of federal and state legislative issues.

	Public Affairs	Personnel responsible for planning and implementing programs intended to foster favorable public attitudes towards the company.

	Safety	Those responsible for programs relating to safety and industrial health.

Labor Function	Labor Subfunction	Description
Human Resources	Compensation & Benefits	Staff members who develop, recommend and implement wage and salary programs as well as compensation practices and policies. Also includes staff members who develop, recommend, and implement benefits practices and policies.

	HR Operations	Those responsible for record keeping, performance appraisal, counseling, employee communications, and employee assistance programs.

	Labor Relations	Those responsible for union relations, negotiating union contracts, and administering contracts.

	Org Effectiveness /Leadership Dev	Internal HR consulting staff performing organizational evaluation and planning. Also includes those involved with developing training programs, management programs or performance intervention counseling.

	Recruitment / Diversity	Those responsible for recruiting, hiring, promotion and transfer.

	Security	Security personnel at all locations.

	Service Center /OHS / HRIS	Staff members who provide medical evaluations and health care for employees.

	Other	Management and administration personnel not assigned specifically to one HR group. Also includes other personnel reporting to the human resources department.
Information Technology	Infrastructure and Operations	Personnel responsible for IT support services, IT operations, Internet, telecommunications and other infrastructure and operational IT requirements.

	IT Governance	Personnel responsible for the design, management and security of corporate databases.

	Projects & Enterprise Solutions	Personnel responsible for SAP, ERM, ERP and other enterprise IT projects.

Labor Function	Labor Subfunction	Description
	Other	Management and administrative staff not assigned to a single IT Subfunction.

Communications	Corporate Comms / External	Personnel responsible for communicating company plans to the local community.

	Corporate Comms / Internal	Personnel responsible for communicating company plans within the company.

	Corporate Relations	Personnel responsible for communicating company plans to the business community.

Supply	Fleet	All transportation staff, including division garage personnel.

	Buyers	Central and distributed buyers. Does not include fuel supply, gas supply, or nuclear purchasing personnel.

	Disposal and Investment Recovery	Those involved in physical plant and equipment salvage operations on a centralized or decentralized basis.

	Inventory Control and Planning	Includes personnel involved in selling, measuring, and controlling inventory.

	Materials Management and Administration	Those engaged in purchasing and materials management whose responsibilities encompass more than one of the specific subfunctions.

	Storeroom Personnel	Personnel in storerooms and warehouses who receive, stock, pick and transfer inventory, including quality control personnel.

	Other	Includes functions and activities related to supplier diversity programs or other staff reporting to the supply department.

Support Services	Accounts Payable / Payroll	Personnel that manage payroll and personnel responsible for disbursements and receivables other than customer billing.

	Chauffeur	Corporate drive staff.

	Media Production /Records Mgmt	Individuals responsible for video or print media production or keeping corporate records

Labor Function	Labor Subfunction	Description
	Office Services	Personnel involved in reproduction, graphics, mailroom, telephone and others working in corporate headquarters.

	Test Laboratory	Personnel in centralized testing laboratories.

	Real Estate /Facilities Mgmt	Personnel involved in the management of utility real estate and rights of way, including personnel involved in transactions, land planning and management, survey and property mapping.

	Other	Individuals not responsible to a specific support subfunction.

Appendix 7 Customer Operations Staffing Categories and Descriptions

Labor
Function	Labor Subfunction	Description
Customer Services	Cash / Bill Processing	Personnel responsible for centralized and branch payment offices.

	Community Outreach	Individuals responsible for coordinating with local community/social service and public service organizations including local governmental agencies.

	Credit & Collections	Personnel assigned to customer credit accounts and credit collections.

	Customer Inquiry	Personnel responsible for call center operations including call center service representatives, supervisory staff and support services personnel.

	Revenue Protection	Personnel involved in the prevention and investigation of energy theft.

	Meter Reading	Personnel involved in the physical or electronic activity of reading meters or maintaining AMR capability for all classes of customers.

	Management & Administration	Personnel engaged in customer service but not to a specific staffing subfunction.

Labor
Function	Labor Subfunction	Description
Retail Marketing & Sales	Demand Side Management	Personnel responsible for programs to help customers use energy more efficiency.

	Load & Sales Forecasting	Personnel who develop customer demand and load profiles and forecasts of supply requirements to support the system/capacity planning and regulatory proceedings.

	Managed Account Reps	Individuals responsible for establishing/maintaini ng customer contact with major end-user customer marketing efforts, including marketing brochure preparation.

	Marketing, Product & Sales Planning	Personnel involved in developing marketing and sales plans and strategies; identifying, developing and evaluating new products and services; developing sales material; and conducting sales training.

	Marketing & Customer Research	Personnel involved in customer attitude or market research, conducting focus groups and analyzing competitive position by market segment.

	Management, Admin & Other	Personnel engaged in marketing & sales, but not to a specific staffing subfunction.

Appendix 8 Gas Operations Staffing Categories and Descriptions

Labor Function	Labor Subfunction	Description
Gas Distribution	Corrosion Control	Personnel responsible for cathodic protection standards and design of corrosion monitoring systems; also includes those responsible for maintaining system records of corrosion protection.

	Engineering & Support	Personnel who plan and design the high and low pressure gas distribution systems (including piping design, meter and regulator stations and standard service line systems).

	Gas Service Personnel & Management	Personnel responsible for installing and maintaining service lines, meters and meter set assemblies.

	Management & Administration	Personnel engaged in gas distribution, but whose activities encompass more than one subfunction.

	Construction and Maintenance Crews	Personnel responsible for maintaining and replacing distribution mainline piping, meter and regulator stations and any related distribution compression facilities used to balance the distribution system pressure.

	Utility Tech Support	Personnel involved in research and development.

Appendix 9 PECO Non-labor Incremental Electric Impact

	Recurring O&M	Implementation
Incremental Cost Category	Costs($M)	Capital Costs ($M)
Corporate
Board of Directors	$0.05
Professional Services	$0.3
Insurance	$0.5
Advertising	$.4
Shareholder Services	$0.3
Corporate Facilities	$0.8
Interest Expense (1)	$12.3
Corp. G & A	$1.2
Benefits Admin	$.06
Information Technology
Customer Operations
Cash / Bill Processing	$1.1
Customer Inquiry
Meter Reading
Field Operations
Supply Chain
Fleet	$0.4
Facilities		$13.8
Total	$17.4	$13.8

(1) Assumes new company is capitalized with new equity and debt and existing debt remains at the electric utility.

Appendix 10 PSEG Non-labor Incremental Electric Impact

	Recurring O&M	Implementation
Incremental Cost Category	Costs($M)	Capital Costs ($M)
Corporate
Board of Directors	$0.1
Professional Services	$2.0
Insurance	$2.4
Advertising	$.5
Shareholder Services	$0.7
Corporate Facilities	$2.9
Interest Expense (1)	$58.4
Corp. G & A	$—
Benefits Admin.	$.2
Information Technology	$19.9	$4.4
Customer Operations
Cash / Bill Processing	$3.2
Customer Inquiry	$.7	$5.6
Meter Reading	$1.0	$.6
Field Operations
Supply Chain
Fleet
Facilities
Total	$92.0	$10.6

(1) Assumes new company is capitalized with new equity and debt and existing debt remains at the electric utility.

IX. SUPPLEMENT- PSEG GAS ONLY DIVESTMENT
The following section contains a summary of the economic impacts of a required divestiture of only PSE&G’s gas operations and the creation of a new entity, New Jersey GasCo., to serve those gas customers that currently receive service from PSE&G.
As noted earlier in Section II, Exelon and PSEG Gas Overview, the gas operations of PSE&G are relatively separate and distinct from the electric operations. Many field functions are performed separately for the electric and gas business; however, corporate and administrative services are performed through a centrally managed services company. Additionally, PSE&G’s call center is currently integrated with its electric business as are its walk-in payment centers.
The methodologies, processes, and data used to develop the PSE&G labor and non-labor baseline and resulting lost economies analysis are similar to those used in the PECO and PSE&G gas divestiture case.
Summary Findings
As was the case with the creation of StandAloneGasCo outlined in the body of this report, the divestiture of PSE&G’s gas distributor operations and the creation of New Jersey

GasCo would result in significant lost economies impacting both existing PSEG shareholders and PSE&G electric and gas customers.
As Table 18 below indicates, shareholder impacts would exceed $168 million as a result of the foregone integration benefits currently enjoyed by PSEG shareholders. These lost economies represent over 18% of revenues less purchased gas and are deemed a compelling measure of the impacts of this divestiture. Because of increasing gas prices over the last several years (150% since 1999 — see page 4), purchased gas has been excluded from the calculation of revenues as this is typically a passed-through cost to customers and is not directly effectible by the utility. These rising gas prices have had a significant impact on the composition of the average PSE&G gas bill. For example, in 1995 purchased gas accounted for only 50% of the average PSE&G gas bill, and in 2005 it is estimated that purchased gas will make up 66% of the average gas bill.

Table 18 Annual Shareholder Impact of Lost Economies — PSEG Only

Total Lost Economies ($M)	$168.5
Incremental Operating Costs ($M)	$143.1
Incremental Depreciation Expense ($M)	$25.4
Total Lost Economies as a Percent of:
Total Operating Revenues Less Purchased Gas	18.0%
Total Gas Operating Revenues	5.6%
Total Gas Operating Revenues Deductions	6.0%
Gross Gas Income	73.2%
Net Gas Income	108.0%
Table 19 below demonstrates that PSE&G gas customers would be negatively impacted by a $192 million increase in revenue requirements or over a 23% increase in non-fuel rates. This increase is a result of additional incremental operating costs, depreciation expense, income taxes, and return required from increased capital investment as a result of a forced separation of PSE&G’s gas operations.

Table 19 Annual Customer Revenue Requirement Impact of Lost Economies

Pre-Divestiture Revenue ($M)	$2,906
Post-Divestiture Revenue Requirement	$3,098
Pre-Divestiture Revenue Less Purchased Gas	$826
Post-Divestiture Revenue Less Purchased Gas	$1,018
Increase	$192
-Incremental Regulated Operating Costs[19]	$136
-Incremental Depreciation	$25
-Incremental Income Tax	$13
-Incremental Return on Capital	$18

Percent Increase in Total Rates	6.6%
Percent Increase in Non- Fuel Rates	23.3%
New Jersey GasCo Impacts
Similar to StandAloneGasCo, an analysis of a potential New Jersey GasCo was created by first identifying the resources, costs and infrastructure that would be necessary to separately operate PSE&G’s gas business. These costs were then compared to PSE&G’s currently allocated gas costs to determine the incremental costs that would be required to operate the business on a stand-alone basis.

[19] Incremental Regulated Operating Costs exclude $7.3 million of increased costs associated with Customer Service for PSEG’s Appliance Service Business

Table 20 summarizes the O&M and Capital impacts across the three major operating functions analyzed: Corporate, Customer Operations, and Field Operations.
Table 20- Summary of PSEG Gas Only Impacts

($M)	O&M Impact	Capital Impact
Incremental Labor Costs
Corporate	$38.5	$—
Customer Operations	$51.3	$—
Field Operations	$19.8	$—
Total Labor Costs	$109.6	$—
Incremental Non-labor Costs
Corporate	$20.3	$95.2
Customer Operations	$6.4	$13.5
Field Operations	$—	$—
Total Non-labor Costs	$26.7	$108.7
Transition Costs
Total Transition Costs	$6.3	$—
Sub-total Operating Costs	$142.6	$108.7
Depreciation Costs
Total Depreciation Costs	$25.4	$—
Total Costs
Total Incremental Costs	$168	$108.7

Incremental Labor Costs
As described earlier, PSEG’s gas-only staffing baseline was first developed using company corporate-wide staffing models and human resource databases. Resources directly supporting the gas business and those corporate resources dedicated to or embedded in to the gas business were identified using company databases or by converting budgeted labor costs to a full time equivalent (“FTE”) estimate. Table 21 restates the PSEG gas-only baseline.

Table 21 Total Company and Gas Only Staffing Baseline

	Total Company	Gas Only
Labor Function	PSEG	PSEG
Exec / Govern / Legal	135	26
Finance & Accounting	502	38
Gov / Reg/ Env Affairs	185	45
Human Resources	164	46
Information Technology	296	99
Communications	40	23
Supply	531	96
Support Services	272	16
Corporate	2,125	389

Customer Services	1,552	692
Retail Mrktng & Sales	118	17
Customer Operations	1,670	709

Gas Distribution	1,216	1,216
Appliance Services	861	861
Gas Operations	2,077	2,077

Other	5,006	—

Total	10,878	3,175

Note: Other includes- Electric Transmision, Electric Distribution, Generation, and Other Non-Regualted Positions
New Jersey GasCo staffing was developed primarily through analysis and interviews with PSE&G gas operations and functional management. A resource estimate was developed for each functional area using the experience and judgment of the relevant functional manager. As described earlier, industry functional benchmarks were also reviewed to supplement the analysis. Table 22 below summarizes the buildup of the New Jersey GasCo standalone staffing analysis.

Table 22 New Jersey GasCo Staffing

	StandAlone
Labor Function	GasCo	% of Total
Exec / Govern / Legal	54	1.3%
Finance & Accounting	96	2.2%
Gov / Reg/ Env Affairs	34	0.8%
Human Resources	59	1.4%
Information Technology	155	3.6%
Communications	22	0.5%
Supply	124	2.9%
Support Services	109	2.5%
Corporate	653	15.2%

Customer Services	1,347	31.3%
Retail Mrktng & Sales	54	1.3%
Customer Operations	1,401	32.6%

Gas Distribution	1,384	32.2%
Appliance Services	861	20.0%
Gas Operations	2,245	52.2%

Total	4,299	100.0%
The incremental labor costs associated with divestiture were estimated as the difference between the PSEG gas only baseline and New Jersey GasCo baseline. An average loaded functional salary for PSEG was determined using 2005 budget data. These average salaries included benefits and taxes to determine a fully loaded salary costs. Multiplying these average loaded salaries by the incremental positions yields the incremental labor costs. Table 23 below summarizes the results of these calculations

Table 23 Incremental Labor Costs

	Combined		Incremental		Incremental
	Baseline	Stand AloneGas	Staffing	Avg. Salaries	Labor Cost
Labor Function	Positions	Co Positions	Positions	($000s)	($000s)
Exec / Govern / Legal	26	54	28	$300	$8,400
Finance & Accounting	38	96	58	$132	$7,642
Gov / Reg/ Env Affairs	45	34	(11)	$130	$(1,431)
Human Resources	46	59	13	$132	$1,712
Information Technology	99	155	56	$124	$6,953
Communications	23	22	(1)	$135	$(135)
Supply	96	124	28	$145	$4,052
Support Services	16	109	93	$121	$11,286
Corporate	389	653	264		$38,480

Customer Services	692	1,347	655	$73	$47,815
Retail Marketing & Sales	17	54	37	$95	$3,515
Customer Operations	709	1,401	692		$51,330

Gas Distribution	1,216	1,384	168	$118	$19,824
Appliance Services	861	861	—	$—	$—
Gas Operations	2,077	2,245	168		$19,824

Total	3,175	4,299	1,124		$109,634
Incremental Non-Labor Costs
Similar to the labor analysis, non-labor impacts were assessed across the corporate, customer operations, and gas operations functions.
Corporate non-labor costs categories are the same as those identified in the combined PECO and PSEG gas divestiture analysis.Table 24 below presents the incremental costs in each of the cost categories that would be incurred by divesting PSE&G’s gas operations from PSEG. These values were calculated using similar data sources and methodology as in the combined analysis.

Table 24 Corporate Incremental Non-labor Costs

	Recurring	Implementation
	O&M Costs	Capital Costs
Cost Category	($M)	($M)
Board of Directors	$0.9
Professional Services	$3.6
Insurance	$1.8
Shareholder Services	$2.9
Advertising	$1.0
Corporate Facilities	$2.3
Interest Expense	$—
General & Administrative	$4.2
Benefits Administration	$0.5
Information Technology	$3.1	$95.2
Total	$20.3	$95.2
The most significant incremental recurring O&M and implementation capital costs are those incurred in IT. Estimates were developed for a stand-alone ERP, CIS and other gas infrastructure and applications. Historical implementation costs were used as the beginning basis from which to develop revised implementation costs using PSE&G’s experience and knowledge gained in prior implementations. These estimates also reflect the requirement that only limited modifications would be required for many data elements and that PSE&G’s current backbone applications would be replicated in New Jersey GasCo. Table 25 provides a breakout of the IT implementation costs.
Table 25 IT Implementation Costs

IT Cost Category	Implementation Capital Costs ($M)
Applications	$86.3
Infrastructure	$7.6
Other Non-Application Products	$5.6
Total	$99.5
Customer Operations non-labor costs categories are the same as those identified in the combined PECO and PSE&G gas divestiture analysis. Table 26 below represents the incremental costs in each of these cost categories to be incurred by divesting PSE&G’s gas operations from PSEG using similar data sources and methodology as in the combined analysis.

Table 26 Customer Operations Incremental Non-Labor Costs

	Recurring	Implementation
Incremental Cost	O&M Costs	Capital Costs
Category	($M)	($M)
Cash / Bill Processing	$4.7
Customer Inquiry	$0.9	$10.5
Meter Reading	$0.8	$3.0
Total	$6.4	$13.5
Cash / Bill Processing costs are associated with the increased postage required to process gas-only bills and the incremental bad debt expense incurred as a result of a higher average bill due to increased revenue requirements. Customer Inquiry recurring O&M costs relate to the incurrence of lease costs from the establishment of customer service walk-in centers. The capital costs are associated with the need to build a new call center. Finally, meter reading operating expenses are due to increased fleet maintenance expense and capital expenses are associated with the requirement to purchase a new fleet of vehicles to support the meter reading function.
As previously discussed, PSE&G’s gas and electric field operations have very little overlap or integration. As such, there would be no incremental non-labor costs associated with divesting the gas operations.

Transition Costs
As was the case with the hypothetical creation of StandAloneGasCo, there would be significant transition costs associated with creating New Jersey GasCo. The transition cost categories are the same as those identified in the combined PECO and PSEG gas divestiture analysis. The process and values used in the earlier analysis were adjusted to reflect the divestment of only PSE&G’s gas operations. Table 27 provides detail regarding the estimated transition costs. For the purpose of this analysis, all of these transition costs were assumed to be amortized over a ten-year period and the associated annual impact was included in the lost economies calculation.
Table 27 Incremental Transition Costs

	Total Costs	Annual Amortized
($M)	Incurred	Impact
Equity Issuance Costs	$36.0	$3.6
Debt Issuance Costs	$8.1	$0.8
Other External Advisory Costs	$6.4	$0.6
Integration Costs & Incremental Travel	$4.0	$0.4
Communication	$8.3	$0.8
Total	$62.8	$6.3

Electric Customer Impacts
Similar to StandAloneGasCo, a significant portion of the costs (labor and non-labor) that are currently shared between the gas and electric operations would be fully borne by PSE&G’s electric operations in the event of the divestment of the gas operations. Using the same methodology outlined in the StandAloneGasCo analysis, the overall impact on electric customers is an increase in recurring O&M costs of $34.7 million in labor costs and $92 million in non-labor costs. In addition, the electric rate base would increase by approximately $11 million from the absorption of the book value of the call center that is currently allocated to the gas business. Table 28 provides detail related to the non-labor incremental electric costs.

Table 28- Non-Labor Incremental Electric Impact Detail PSEG Only

Incremental Cost	Recurring O&M	Implementation
Category	Costs ($M)	Capital Costs ($M)
Corporate
Board of Directors	$0.1
Professional Services	$2.0
Insurance	$2.4
Advertising	$.5
Shareholder Services	$0.7
Corporate Facilities	$2.9
Interest Expense (1)	$58.3
Corp. G & A	$—
Benefits Admin.	$.2
Information Technology	$19.9	$4.4
Customer Operations
Cash / Bill Processing	$3.2
Customer Inquiry	$.7	$5.6
Meter Reading	$1.0	$.6
Field Operations
Supply Chain
Fleet
Facilities
Total	$92.0	$10.6

(1)	Assumes new company is capitalized with new equity and debt and existing debt remains at utility

Other Impacts
The divestment of PSE&G’s gas operations and the creation of New Jersey GasCo would result in other negative implications for various constituents. These additional impacts include New Jersey GasCo’s customers losing the opportunity to benefit from the synergies that are estimated from the pending merger of Exelon and PSEG. Table 29, shows that over $14.0 million in annual savings associated with the merger have been allocated to PSE&G’s gas business by year four of the merger.
Table 29 Lost PSEG Gas Synergy Opportunity Resulting from Merger

$M	2006	2007	2008	2009
Labor Synergies	$5.9	$10.5	$11.8	$12.8
Non-labor Synergies	$5.9	$7.9	$9.3	$10.0
Cost To Achieve	$(22.7)	$(14.2)	$(10.4)	$(8.3)
Total	$(10.9)	$4.2	$10.8	$14.6
Customers would also incur additional postage expenses. Currently electric and gas customers only need to submit one payment. However with the creation of New Jersey GasCo, PSE&G’s current customers would have to submit two bills which could result in an additional of $6.3 million dollars in postage expense for customers.

Additional Supporting Information
The following tables provide additional information regarding the financial state and design of PSE&G’s current gas operations and the assumed financial structure of New Jersey GasCo. This data was used in calculations related to the lost economies and revenue requirements associated with the creation of New Jersey GasCo. Table 30 and Table 31 show PSE&G’s current gas operation balance sheet and income statement, Table 32 contains New Jersey GasCo.’s balance sheet, and Table 33 provides supporting data for New Jersey GasCo.’s 2005 revenue requirements.

Table 30 PSE&G Gas Balance Sheet (December 31, 2004)

$M	PSEG Gas
ASSETS
Total Current Assets	$743
Net Property, Plant and Equipment	$2,258
Total Non-Current Assets	$444
Total Assets	$3,445

LIABILITIES
Total Current Liabilities	$721
Total Non-Current Liabilities	$783
Total Liabilities	$1,504
CAPITALIZATION
Long-Term Debt	$967
Preferred Securities	$28
Total Common Equity	$946
Total Capitalization	$1,941

Total Liabilities & Capitalization	$3,445

Table 31 PSE&G Gas Income Statement (2005 Estimated)

$M	PSEG Gas
Operating Revenue	$3,017

Expenses
O&M Expense	$384
Gas	$2,080
Other Cost of Sale	$194
Depreciation	$124
Taxes Other Than Income	$5
Total Operating Revenue Deductions	$2,787

Gross Gas Income	$230

Federal & State Income Taxes[20]	$74

Net Gas Income	$156

Net Income Adjusted for Interest Expense	$97

[20]	Federal and State Income Taxes were calculated after interest. Net Gas Income does not include any interest expense

Table 32 New Jersey GasCo Balance Sheet (December 31, 2004)

$M	PSE&G Gas	Adjustments	New Jersey GasCo
ASSETS
Total Current Assets	$743		$743
Net Property, Plant and Equipment	$2,258	$109	$2,366
Total Non-Current Assets	$444	$63	$507
Total Assets	$3,445	$171	$3,616

LIABILITIES
Total Current Liabilities	$721		$721
Total Non-Current Liabilities	$783		$783
Total Liabilities	$1,054		$1,054
CAPITALIZATION
Long-Term Debt	$967	$90	$1,057
Preferred Securities	$28	$(7)	$21
Total Common Equity	$946	$88	$1034
Total Capitalization	$1,941	$171	$2,112

Total Liabilities & Capitalization	$3,445	$171	$3,616

Table 33 New Jersey GasCo Income Adjustments & Revenue Requirements (2005)

	PSE&G Gas		Adjusted New
$M	Baseline	Adjustment	Jersey GasCo
Regulated Revenue	$2,906	$192	$3,099

Regulated Expenses
O&M Expense[21]	$306	$136	$442
Gas	$2,080	$—	$2,080
Other Cost of Sales	$194	$—	$194
Depreciation	$124	$26	$150
Taxes Other Than Income	$5	$—	$5
Total Operating Revenue Deductions	$2,709	$161	$2,870

Gross Gas Income	$197		$228

Federal & State Income Taxes[22]	$86		$99

Net Gas Income	$112		$129

Rate Base	$1,800	$109	$1,901

Rate of Return[23]			6.77%

[21]	O&M Expense does not include $7.3 million of lost economies associated with the Appliance Services business.

[22]	Federal & State Income Tax Rate is based on company tax rate and taxes are before interest expense.

[23]	Rate of Return is the assumed Weighted Average Cost of Capital.